FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 29, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

INDEX TO EXHIBITS

99.1	Press Release Dated May 29, 2008

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

Banro Intersects 16.60 metres grading 8.03 g/t Au and 47 metres grading 2.38 g/t Au in Pre-Feasibility Drilling at Twangiza Gold Project

Other drill intersections include, 27.00 metres grading 3.68 g/t Au, 24.70 metres grading 3.72 g/t Au and 15.90 metres grading 6.84 g/t Au

Toronto, Canada – May 29, 2008 - Banro Corporation ("Banro" or the "Company") (AMEX - "BAA"; TSX - "BAA") is pleased to announce final results from the Company's pre-feasibility, core drilling program at its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the "DRC").

Assay results have been received for an additional 28 core holes drilled at the Twangiza North and Twangiza Main deposits since the last drilling update in April 2008.

Highlights include:

•	Hole TDD194 intersected 16.00 metres grading 5.19 g/t Au from 0.00 metres
•	Hole TDD198 intersected 15.90 metres grading 6.84 g/t Au from 49.00 metres
•	Hole TDD200 intersected 27.00 metres grading 3.68 g/t Au from 86.00 metres
•	Hole TDD203 intersected 24.70 metres grading 3.72 g/t Au from 9.30 metres
•	Hole TDD203 intersected 16.60 metres grading 8.03 g/t Au from 75.00 metres
•	Hole TDD208 intersected 19.00 metres grading 3.25 g/t Au from 86.00 metres
•	Hole TDD212 intersected 16.40 metres grading 3.58 g/t Au from 166.60 metres
•	Hole TDD217 intersected 47.00 metres grading 2.38 g/t Au from 0.00 metres

These results complete the pre-feasibility drilling undertaken at Twangiza with the objective of upgrading the mineral resources into the Measured and Indicated Resource categories so that ore reserves can be determined as part of the pre-feasibility study which is due for completion in June 2008. The six drilling rigs currently operating at Twangiza have commenced infill drilling as part of the full feasibility study as well as commencing drilling on other new prospects on the Twangiza property.

At present, Twangiza has an estimated Measured Mineral Resource of 1,315,000 ounces of gold (14,510,000 tonnes grading 2.82 g/t Au), Indicated Mineral Resource of 2,558,000 ounces of gold (39,119,000 tonnes grading 2.03 g/t Au) and Inferred Mineral Resource of  2,705,000 ounces of gold (46,188,000 tonnes grading 1.82 g/t Au). Reference is made to Banro's press release dated January 15, 2008 (a copy of which can be obtained from SEDAR at www.sedar.com).

Commenting on these drilling results at Twangiza, Mike Prinsloo, President and C.E.O. of the Company, said: "These encouraging drilling results, which include significant intersections at shallow depth, complete the pre-feasibility drilling at Twangiza and will be

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incorporated into a revised mineral resource calculation and used to determine ore reserves as part of the pre-feasibility study. Our focus will now be on-infill drilling as part of the full feasibility study as well as on commencing initial drilling on other promising prospects, such as Mufwa and Luhindja, which have been delineated in close proximity to the existing Twangiza Main and Twangiza North deposits.”

A locality plan of the reported drill holes is found accompanying this press release on the Company's web site at http://www.banro.com/i/pdf/2008-05-29_NRM.pdf.

Results from the core holes are tabulated in the following table:

HOLE	EASTING	NORTHING	AZIMUTH	INCLINATION		MINERALIZATION
	(UTM)	(UTM)	(°)	(°)	FROM	TO	WIDTH	Au
					(m)	(m)	(m)	(g/t)
TDD190	693403	9682843	70	-60	19.46	23.20	3.74	2.46
					33.32	38.00	4.68	1.03
					45.00	46.00	1.00	2.31
					133.00	136.00	3.00	0.70
					141.00	142.00	1.00	1.05
					144.00	145.00	1.00	1.25
					147.60	156.00	8.40	2.21
					166.30	169.00	2.70	7.94
					174.00	175.00	1.00	1.08
					182.00	183.00	1.00	17.60
TDD191	693364	9682709	70	-55	32.00	33.83	1.83	0.92
					45.14	51.04	5.90	2.11
					63.75	65.06	1.31	1.86
					67.32	72.16	4.84	2.18
					202.00	205.00	3.00	0.72
TDD192	693341	9682573	70	-55	9.00	10.00	1.00	1.02
					41.00	43.00	2.00	0.90
					63.00	64.00	1.00	0.71
					99.00	107.00	8.00	3.04
					110.00	116.00	6.00	1.39
					135.00	144.00	9.00	1.25
					146.95	150.00	3.05	0.83
					156.00	158.00	2.00	0.81
					162.00	181.00	19.00	1.77
					253.00	256.00	3.00	2.33
TDD193	693299	9682601	70	-55	32.00	33.00	1.00	3.25
					38.00	39.00	1.00	1.35
					43.00	44.00	1.00	4.54
					99.32	101.00	1.68	3.81
					106.00	111.00	5.00	1.85
					151.48	178.20	26.72	2.00
TDD194	693349	9682370	70	-56	0.00	16.00	16.00	5.19
					27.00	29.00	2.00	2.55
					37.00	45.00	8.00	2.14
					50.00	59.00	9.00	1.52
					62.04	64.00	1.96	0.60

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					68.00	86.00	18.00	1.29
					175.00	181.76	6.76	0.77
					189.66	192.08	2.42	0.56
					194.80	199.36	4.56	1.17
					210.00	217.00	7.00	1.22
					282.56	285.90	3.34	2.35
					287.90	288.90	1.00	1.07
					295.90	296.90	1.00	1.03
					332.00	335.41	3.41	0.56
					429.00	436.00	7.00	1.25
					439.00	440.00	1.00	1.01
					450.00	468.40	18.40	0.96
					475.00	476.00	1.00	1.92
					491.55	492.00	0.45	2.30
					504.00	505.00	1.00	2.49
					515.00	525.00	9.50	0.91
TDD195	693346	9682533	70	-54	9.00	11.00	2.00	0.65
					89.18	90.69	1.51	0.56
					109.73	122.00	12.27	3.59
					124.76	126.31	1.55	1.67
					144.20	157.00	12.80	1.22
					169.00	181.00	12.10	2.60
					284.00	285.00	1.00	1.45
					288.00	289.00	1.00	5.03
					332.00	335.74	3.74	1.12
					343.00	348.00	5.00	0.62
					381.00	383.00	2.00	0.72
TDD196	693467	9682243	70	-51	11.00	16.00	5.00	0.85
					19.00	22.00	3.00	1.12
					30.00	68.60	38.60	0.85
					72.00	73.00	1.00	1.91
					79.80	81.00	1.20	1.67
					117.00	119.00	2.00	1.12
					123.00	126.00	3.00	0.93
					130.00	133.50	3.50	1.88
					137.00	139.00	2.00	0.79
					152.00	156.65	4.65	2.33
					177.00	181.00	4.00	1.42
					183.00	186.44	3.44	3.00
					191.00	247.00	56.00	1.27
					256.00	271.00	15.00	1.22
					274.00	295.69	21.69	1.17
					298.69	299.69	1.00	2.32
					311.50	312.50	1.00	1.77
					318.50	329.35	10.85	0.84
					333.00	339.00	6.00	3.92
					346.00	348.00	2.00	0.74
					376.54	378.54	2.00	0.73
TDD197	692807	9684703	70	-54	63.00	73.00	10.00	2.76
					76.00	81.00	5.00	0.98
					90.53	100.37	9.84	2.16
					151.00	152.00	1.00	2.66

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					161.00	162.00	1.00	1.14
TDD198	692886	9684450	34	-50	49.00	64.90	15.90	6.84
TDD199	692842	9684772	70	-53	7.00	10.20	3.20	1.52
					15.90	18.00	2.10	4.13
					21.00	24.35	3.35	0.74
TDD200	692886	9684449	34	-73	63.72	65.20	1.48	0.87
					75.00	78.51	3.51	1.01
					86.00	113.00	27.00	3.68
					129.00	130.58	1.58	1.10
TDD201	692845	9684666	70	-50	23.00	31.00	8.00	3.40
					36.00	43.00	7.00	0.87
					46.00	47.00	1.00	3.79
TDD202	692850	9684638	70	-53	27.00	33.00	6.00	2.76
					36.00	45.00	9.00	1.23
TDD203	692841	9684773	29	-53	9.30	34.00	24.70	3.72
					37.00	41.45	4.45	3.15
					44.45	45.45	1.00	4.34
					75.00	91.60	16.60	8.03
TDD204	692833	9684750	70	-50	38.30	49.00	10.70	4.27
					52.00	53.00	1.00	4.32
					57.00	61.00	4.00	1.56
					66.70	74.00	7.30	1.63
TDD205	692786	9684817	70	-63	76.00	79.00	3.00	24.99
					82.00	96.00	14.00	1.46
TDD206	692798	9684820	70	-50	38.00	47.00	9.00	0.71
					50.00	57.00	7.00	1.37
					64.00	73.00	9.00	5.01
TDD207	692822	9684547	70	-56	21.00	22.00	1.00	1.68
					42.00	43.00	1.00	3.00
					101.00	102.23	1.23	1.11
TDD208	692822	9684547	70	-56	6.00	8.00	2.00	0.58
					68.00	70.00	2.00	1.39
					86.00	105.00	19.00	3.25
					115.06	116.06	1.00	44.50
TDD209	693376	9682857	70	-59	23.61	36.40	12.79	4.78
					55.60	57.40	1.80	1.28
TDD210	693323	9683017	70	-61	12.00	15.00	3.00	1.20
					29.00	31.00	2.00	4.33
					42.00	48.00	6.00	1.36
					53.00	60.80	7.80	1.63
					70.00	81.00	11.00	1.44
TDD211	692893	9684090	70	-55	59.00	61.00	2.00	0.58
					77.10	79.00	1.90	0.61
					115.00	117.00	2.00	2.21
					165.90	172.00	6.10	2.23
TDD212	693281	9682920	70	-57	78.00	87.78	9.78	1.54
					104.00	105.00	1.00	1.34
					122.65	130.56	7.91	0.86
					138.38	140.30	1.92	2.20
					143.30	146.22	2.92	2.85
					161.54	163.54	2.00	0.76

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					166.60	183.00	16.40	3.58
TDD213	693324	9683016	70	-64	42.50	45.00	2.50	2.96
					61.40	66.00	4.60	1.40
TDD214	693634	9682454	70	-50	0.00	32.00	32.00	2.38
					39.00	59.00	20.00	1.29
					62.00	86.00	24.00	0.72
					130.00	133.00	3.00	0.62
TDD215	693267	9683033	70	-59	45.00	60.00	15.00	1.44
					125.00	127.87	2.87	2.42
					150.00	154.00	4.00	1.11
					165.00	171.00	6.00	2.44
TDD216	693261	9683084	70	-60	21.00	36.00	15.00	1.78
					52.00	54.00	2.00	0.85
					142.00	148.16	6.16	0.87
					157.00	160.90	3.90	1.21
TDD217	693635	9682185	70	-53	0.00	47.00	47.00	2.38
					51.00	86.00	35.00	2.00
					102.00	107.00	5.00	0.59
					137.00	185.00	48.00	1.61
					193.00	195.00	2.00	4.18
					203.00	214.00	11.00	1.12
					217.00	220.00	3.00	0.50
					228.00	237.00	9.00	0.78

Holes are uncut.

Core holes were inclined at between minus 50 and 73 degrees and averaged 205.78 metres in depth with a maximum down hole depth of 525.00 metres. Core recovery for these holes averaged 90.4% within the mineralized zones. It is estimated that the true widths of the mineralized zones vary between 80% and 95% of the intersected widths in the holes. Drill hole spacing was on 40 metre sections.

The mineralized sections of the Twangiza North and Twangiza Main deposits are hosted within a series of mineralized feldspar porphyry sills and low grade, pelitic metasediments along a northerly trending anticlinal structure. The gold mineralization is associated with pyrite and arsenopyrite sulfides and silicic, carbonate and potassic alteration.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50g charge. As part of the Company’s QA/QC procedures, which adhere to internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Twangiza project is contained in the technical report dated September 13, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

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Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Bukavu, DRC, under the supervision of Daniel K. Bansah who is a Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M), the Company's Vice President, Exploration and a "qualified person" (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and the Company's exploration and development plans with respect to Twangiza) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, gold recoveries for Twangiza being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in world gold markets and equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company

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disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.